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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.W.COLE FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4301 ANCHOR PLAZA PARKWAY, SUITE #450
(No. and Street)

TAMPA	FL	33634
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY HAIGHT	813-337-0516	GARY.HAIGHT@JW-COLE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DEJOY, KNAUF & BLOOD LLP
(Name – if individual, state last, first, and middle name)

280 EAST BROADWAY STREET #300	ROCHESTER	NY	14604
(Address)	(City)	(State)	(Zip Code)

02/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. WOOD _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.W.COLE FINANCIAL INC. _____ , as of 12/31 _____ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Joel C. Crawford
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG267293
Expires 10/15/2022

Notary Public _JOEL CRAWFORD_

Signature: _____

Title: PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2021

J.W. COLE FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
    J.W. Cole Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.W. Cole Financial, Inc.'s management. Our responsibility is to express an opinion on J.W. Cole Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Cole Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I, II and III listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of J.W. Cole Financial, Inc.'s financial statements. The supplemental information is the responsibility of J.W. Cole Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as J.W. Cole Financial, Inc.'s auditor since 2020.

March 30, 2022.

DeJoy, Knauf & Blood LLP
Business Advisors & CPAs

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS		
Cash and cash equivalents	$	3,629,095
Deposits with clearing organizations		75,000
Receivable from broker-dealers and clearing organizations		1,008,427
Notes receivable		417,515
Property and equipment, net		211,182
Right of use assets		1,314,231
Deposits		44,023
TOTAL ASSETS	$	6,699,473

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	196,772
Retirement plan payable		277,538
Commissions payable		1,639,241
Lease liabilities		1,474,661
Note payable		24,142
Total Liabilities		3,612,354
STOCKHOLDER'S EQUITY		
Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding		1,000
Additional paid-in capital		76,500
Retained earnings		3,009,619
Total Stockholder's Equity		3,087,119
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,699,473

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	
Commissions	$ 37,423,951
Trails	25,385,640
Asset-based revenue	147,793
Other	2,333,176
Interest and dividends	51,316
TOTAL REVENUE	65,341,876
OPERATING EXPENSES	
Commissions expense	52,421,462
Salaries and related wages	9,006,913
General and administrative	2,348,869
Clearing expenses	660,858
Computer support and technology	683,010
Professional fees	94,774
Lease expense	259,110
Licenses, taxes, and fees	17,745
Depreciation and amortization	73,972
Insurance	203,972
TOTAL OPERATING EXPENSES	65,770,685
NET LOSS	$ (428,809)

The accompanying notes are an integral part
of these financial statements.

4

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL		RETAINED EARNINGS		TOTAL	
BALANCE, JANUARY 1, 2021	$	1,000	$	76,500	$	3,713,483	$	3,790,983
Distributions		-		-		(275,055)	$	(275,055)
Net Loss		-		-		(428,809)		(428,809)
BALANCE, DECEMBER 31, 2021	$	1,000	$	76,500	$	3,009,619	$	3,087,119

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (428,809)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	73,972
Forgiveness of notes receivable	72,800
Forgiveness of SBA loan	(731,947)
Amortization of right of use assets	341,559
Change in assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(465,931)
Prepaid expenses and other assets	5,307
Accrued expenses	(221,113)
Retirement plan payable	(16,269)
Commissions payable	492,915
Lease liabilities	(344,479)
Total adjustments	(793,186)
Net cash provided by operating activities	(1,221,995)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(52,468)
Collections of notes receivable	174,931
Net cash used in investing activities	122,463
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on note payable	(11,120)
Distributions	(275,055)
Net cash used in financing activities	(286,175)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,385,707)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,014,802
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,629,095

The accompanying notes are an integral part
of these financial statements.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

J. W. Cole Financial, Inc. (the "Company" or "JWC") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

Cash and Cash Equivalents

The Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Deposit with Clearing Broker

The clearing broker requires the Company to maintain a $75,000 deposit to secure customers' accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized following a five-step model to a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and recognize the revenue when (or as) the Company satisfies the performance obligation.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals, and repairs, which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trails, mutual fund trails, and asset-based revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions Revenue

The Company trades securities or purchases various types of investment products on behalf of its customers and reported commissions primarily represent gross commissions generated by independent representatives. Each time a customer enters a buy or sell transaction, the Company receives a commission. Commissions related to clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership and control are transferred to/from the customer.

The levels of commissions vary from period to period based on the overall economic environment, number of trading days in the reporting period, and the investment activity of the independent representatives' clients.

Trails Revenue

Trailing revenues are commissions that are paid overtime, are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. Trail revenues are primarily earned on variable annuities and mutual funds held by clients of the independent representatives. Such revenues are received monthly or quarterly and are recognized in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's core cash sweep programs and transaction fee mutual fund revenue sharing programs. Core cash sweep consist of fees from money market sweep funds, FDIC insured cash sweep vehicles, and other revenue sharing amounts. Cash sweep fees are generated based on clients' cash sweep accounts. Uninvested cash balances are held in various cash accounts or money market funds for which the Company receives fees from the custodian based on the account type and balance held in the position. Transaction fee revenue sharing programs is calculated by the custodian based on the average daily balance of the assets of the participating fund positions and paid monthly at an annualized rate in accordance with the agreement with the custodian.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

<u>Disaggregation of Revenue</u>

Commissions revenue:		
Variable annuities	$	23,635,351
Brokerage		8,386,194
Mutual funds		5,402,406
Total commission revenue	$	37,423,951
Trails revenue:		
Mutual fund trails	$	8,782,866
Variable annuity trails		16,602,774
Total trails revenue	$	25,385,640
Asset-based revenue:		
Core sweep fees	$	111,920
Revenue share and other programs		35,873
Total asset-based revenue	$	147,793

Other revenue consists of expenses billed to independent representatives, SBA loan forgiveness and interest and dividends.

NOTE C – NOTES RECEIVABLE

Notes receivable consist of advances to financial advisors of a related party under written note agreements. Under the terms of the notes, outstanding balances are repaid either by periodic principal payments or by forgiveness, which is recorded as commissions expense in the accompanying statement of income, over a designated time period. Notes bear interest at rates at 6.00%. These notes are secured by any outstanding commissions or compensation due from JWC to the borrowers.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE E – LEGAL MATTERS

From time to time, the Company is involved in litigation arising out of the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

J.W. COLE FINANCIAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE F – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit-sharing plan for all eligible employees at least 21 years of age with at least one year of employment. Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees' first 3% of compensation and a 50% match of the employees' next 2% of compensation. The Company's matching contribution to the 401(k) plan was $158,546 for the year ended December 31, 2021. The profit-sharing plan also allows the Company to make discretionary contributions, which were $277,538 for year ended December 31, 2021. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE G – LEASE COMMITMENTS

The Company leases office space in Tampa, FL through a non-cancelable operating lease, expiring in April 2026. The Company classified this lease as an operating lease. The Company's lease does not include restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

The components related to leases as of December 31, 2021, are as follows:

Operating lease cost	$ 406,624
Variable lease cost	18,685
Total lease cost	425,309
Less: reimbursement from related party	(171,500)
Total lease cost, net	$ 253,809

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 336,804

Weighted average remaining lease term:
Operating leases 4.3 years

Weighted average discount rate:
Operating Leases 4.39%

NOTE G – LEASE COMMITMENTS (CONTINUED)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 as follows:

Year Ending December 31,

2022	$	356,701
2023		367,365
2024		378,409
2025		389,743
2026		133,156
Total undiscounted lease payments		1,625,374
Less: imputed interest		(150,713)
Total lease liabilities	$	1,474,661

NOTE H – RELATED PARTY TRANSACTIONS

During the year, JWC allocated a portion of its lease expense for its office space, payroll costs of some of its employees, and a portion of computer expenses to a company, which is wholly owned by one of JWC's employees, for a total of $3,111,589. There were no outstanding amounts due as of December 31, 2021.

NOTE I – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions. The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate daily, on December 31, 2021, the Company exceeded all net capital requirements by $2,188,003.

NOTE J – SUBSEQUENT EVENT

The Company has performed an evaluation of subsequent events through March 30, 2022, which is the date the financial statements were available for issue. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND AGGREGATE INDEBTEDNESS
SCHEDULE I
DECEMBER 31, 2021

Net capital:		
Total stockholder's equity	$	3,087,119
Deductions:		
Notes receivable		(417,515)
Property and equipment, net		(211,182)
Deposits		(44,023)
Haircuts on securities		(73,111)
		(745,831)
Net Capital	$	2,341,288
Aggregate indebtedness:		
Total liabilities from statement of financial condition	$	3,612,354
Less: lease liabilities to extent of the ROU assets		(1,314,231)
Total aggregate indebtedness	$	2,298,123
Ratio of aggregate indebtedness to net capital		0.98 to 1
Computation of basic net capital requirement:		
Minimum net capital requirement: the greater of $100,000 or 6 2/3% of aggregated indebtedness	$	153,285
Excess net capital	$	2,188,003

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital under Rule 15c3-1 and aggregate indebtedness set forth above and the amounts reported in the Company's unaudited Focus Report, Part IIA of Form X-17A-5 as of December 31, 2021.

The accompanying notes are an integral part of these financial statements.

12

J.W. COLE FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3
SCHEDULE II
DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3.

The accompanying notes are an integral part
of these financial statements.

13

J.W. COLE FINANCIAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3
SCHEDULE III
DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3.

The accompanying notes are an integral part
of these financial statements.



DeJoy, Knauf & Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.:

We have reviewed management's statements, included in the accompanying J.W. Cole Financial Inc. (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

March 30, 2022.



Exemption Report
For Year Ended December 31, 2021

J.W. Cole Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:
1. The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2): (i) and (ii)
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2021, to December 31, 2021, except as described below.

During the period from January 1, 2021, to December 31, 2021, the Company identified 10 instances in which customer checks were received by our branch offices and failed to promptly transmit to the home office or clearing broker by noon the next business day after receipt as specified by 17 C.F.R. § 240.15c3-3 (k)(2)(ii). Of these 5 instances, (50%) occurred in Q1 2021, 4 instances (40%) occurred in Q2 2021, 1 instance (10%) occurred in Q3 2021, and zero instances occurred in Q4 2021.

The Company does not carry customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

I, Robert J. Wood, affirm that, to the best of my knowledge and believe, this Exemption Report is true and accurate.

J.W. Cole Financial, Inc.

_____

Robert J. Wood
President - Principle Owner



4301 Anchor Plaza Parkway, Suite 450, Tampa, FL 33634
Phone: (813) 935-6776 *Toll-Free:* (866) 592-6531 *Fax:* (813) 935-6775
Securities offered through J.W. Cole Financial, Inc.
Member FINRA/SIPC